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                             November 15, 2022

       Jason DiBona
       Chief Executive Officer
       AeroClean Technologies, Inc.
       10455 Riverside Drive
       Palm Beach Gardens, FL 33410

                                                        Re: AeroClean
Technologies, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted November
9, 2022
                                                            CIK No. 0001872356

       Dear Jason DiBona:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Valerie Jacob, Esq.